Exhibit 2
RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary
and Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
TELEFÓNICA, S.A., through its subsidiary TELEFÓNICA INTERNACIONAL, S.A.U. (“Telefónica”), has reached today an agreement with AllianceBernstein L.P. to acquire an additional stake of up to approximately 5.74% of the share capital of the Chinese telecommunications company CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED (“CNC”).
The acquisition will be structured in two tranches, (i) the first tranche will be in respect of shares representing approximately 2.71% of the issued share capital of CNC as of the date hereof, and (ii) the second tranche will be in respect of a number of shares in CHINA UNICOM LIMITED (“CU”) issued after its merger with CNC in exchange of shares representing up to a 3.03% stake in CNC. The completion of the second tranche of the acquisition is subject to certain conditions, including but not limited to the successful completion of the scheme of arrangement of CNC (the “Scheme”) through which CNC will be merged with CU.
After the first tranche acquisition, which will be closed in the following days, Telefónica’s stake in CNC would represent approximately 9.9% (inclusive of the acquisition of a 2.2% stake announced on January 18, 2008 which is pending regulatory approvals).
In the event of the acquisition of the entire stake involved in the second tranche, Telefónica’s pro forma shareholding in the enlarged entity resulting from the merger of CU and CNC following the completion of the Scheme would stand at approximately 5.50% (inclusive of the abovementioned acquisition of a 2.2% stake in CNC which is pending regulatory approvals).
The acquisition of the first tranche will involve a total investment of approximately 368 million euros (depending on the exchange rate prevailing when the transaction is closed). The purchase price of the shares in the second tranche may be adjusted according to the average of closing prices of the CNC shares prior to the merger between CNC and CU. If completed, the acquisition of the entire stake of the second tranche would involve a total investment of approximately between 392 and 434 million euros in accordance with the aforesaid adjustment.
Madrid, September 4, 2008.
SPANISH NATIONAL SECURITIES MARKET COMMISSION
- MADRID-

*	Percentages above are based on the currently outstanding shares of CNC and CU.